Tel Aviv, February 11, 2011
Our ref. 110931/1250

VIA EDGAR

Jorge L. Bonilla, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:         Acro Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-50482

Dear Mr. Bonilla:

In connection with the comments of the Division of Corporation Finance as set forth in your letter dated January 19, 2011, with respect to the above referenced filing of ACRO Inc. (the “Company”).  Each of the comments in your letter is reproduced below, followed by the corresponding response.

General

1.          We have read your responses to our comments and will monitor your amendments to the relevant Forms 10-K and Forms 10-Q for compliance.

Response.

We note the Staff's comment and plan on filing the amendments to the relevant Form 10-K and Forms 10-Q for compliance.

Form 10-K

Note 7 - Stock transactions, page F-l 1

2.          We note your response to comment three indicating that you believe that the conversion feature relating to the convertible loans received from Bio Tech is not beneficial. While we understand your consideration of the financial condition of the company and the economics between the company and Bio Tech for your position, we believe that you should nonetheless follow the ASC 470-20 guidance that governs the accounting for such convertible debt. Please tell us how you intend to address this issue. If you determine that the impact of recording the beneficial conversion feature and the accretion to interest expense would not be material to your financial statements, please provide any relevant SAB 108 materiality analysis.

Acro Inc, 18 Halivne St. Timrat, Israel
            Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com   www.acrosec.com

Response.

The Staff is respectfully advised that the Beneficial Conversion Feature ("BCF") for the year 2009 is approximately $108,000. A qualitative analysis would show that the Company is very close to insolvency and the loans from BioTec are the only mean that provides the Company with financings and as was discussed in our previous response to the Staff dated December 5, 2010, no other investors were willing to invest in the Company. We also believe that the financial statements of the Company reflect that situation and accounting for the BCF in 2009 to give effect to the $108,000, although somehow quantitatively material in earnings, would not in any case affect the decision of any investor whether to invest or not to invest in the Company with or without the correction of the error. As stated in SAB Topic 1:N  "materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item". Hence, materiality should not be determined by quantitative factors but the overall effects (both quantitative and qualitative) effects on the decisions of potential investors. We believe that the correction would not change the decision making of potential investors.
The effect of the correction of the error would be to increase APIC and to increase the discount on the loan of $108,000. The loans original maturity was for one year from the date of each grant. As such the discount of the $108,000 should have been amortized to earnings over 12 months out of which 11 months in 2009. Amortization thus would have been approximately $88,000 in 2009. To sum up the correction in 2009 would be in journal entries as follows:

Cr	additional paid in capital ("APIC")	108,000
Dr	financial expenses		88,000
Dr	discount on loans from Biotec		20,000

We believe the effect on the Company's positions and results of operations is immaterial for the financial statements of 2009 and the consideration of either Iron Curtain or the Rollover approaches would not be different.
The Staff is advised the during the 9 months ended September 30, 2010 Biotec invested further $42,500 at the same terms and based on that terms the BCF was determined to be $42,500. The correction of the error in the interim financial statements as of September 30, 2010, taking into account the amortization, should be as follows:

Cr	additional paid in capital ("APIC")	17,000
Dr	financial expenses		17,000
And
Cr	discount on loans from Biotec	20,000
Dr	financial expenses		20,000

The Staff is also advised that the financial statement of 2010 were not filed and we plan on taking the effects of the corrections of the BCF in the financial statements of 2010. We are planning to take the following journal entries in the financial statements of 2010:

Acro Inc, 18 Halivne St. Timrat, Israel
            Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com   www.acrosec.com

In the comparative amounts of 2009

Cr	additional paid in capital ("APIC")	108,000
Dr	financial expenses		88,000
Dr	discount on loans from Biotec		20,000
In the comparative amounts of 2010
Cr	additional paid in capital ("APIC")	37,000
Dr	financial expenses		37,000

We believe that applying the Iron Curtain approach in the financial statements of 2010 to give effect to the amortization of the discount of $125,000, may cause the 2010 financials to materially misstated and hence intend to amend the financial statements of 2009 as a comparative amounts in 2010. With the Staff consent the correction of the error in 2009 will be done in the 10-K of 2010 and we will not re-file the 2009 10-K for that correction.

Very truly yours,

ACRO INC.

By: /s/ Gadi Aner
Name: Gadi Aner
Title: Chief Executive Officer

cc:  Itay Frishman, Adv.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com   www.acrosec.com